Exhibit (a)(5)(E)

Contact:

Michael G. McAuley

Senior Vice President, Chief Financial Officer and Treasurer

(412) 429-2472

mmcauley@ampcopgh.com

FOR IMMEDIATE RELEASE

CARNEGIE, PA

July 18, 2022

Ampco-Pittsburgh Announces Preliminary Results of Offer to Exercise Allowing Series A Warrants to be Exercised at a Reduced Price

Carnegie, PA, July 18, 2022 – Ampco-Pittsburgh Corporation (NYSE: AP) (“Ampco-Pittsburgh” or the “Corporation”) today announced the preliminary results of its previously announced offer to exercise (the “Offer to Exercise”) 0.4464 shares of the Corporation’s common stock, $1.00 par value per share (“Common Stock”) at an exercise price of $1.7856 per Series A Warrant (or $4.00 per whole share of Common Stock). The Offer to Exercise expired at 11:59 p.m. Eastern Time on July 15, 2022.

Based on the preliminary count by Broadridge Corporate Issuer Solutions, Inc., the depositary agent for the Offer to Exercise, approximately 73,001 Series A Warrants were validly tendered and not validly withdrawn, representing approximately 0.66% of the outstanding Series A Warrants. Ampco-Pittsburgh raised $130,336.00 in gross proceeds from the cash exercise of such Series A Warrants before deducting information agent fees and other offering expenses.

The number of Series A Warrants tendered and not validly withdrawn are preliminary and are subject to verification by the depositary agent and the proper delivery of all Series A Warrants tendered. The depositary agent notified us that the Depository Trust Company (“DTC”) underwent a systematic update on the expiration date of the Offer to Exercise, which we anticipate will report final exercises to the depositary agent once exercises of the Series A Warrants may be verified in the DTC system. The actual number of Series A Warrants properly tendered and not properly withdrawn will be announced promptly following the completion of the verification process.

Series A Warrants that were not tendered and exercised remain in effect at the previous exercise prices of $5.75 per share of Common Stock and $2.5668 per Series A Warrant, respectively.

The Offer to Exercise was made pursuant to the Tender Offer Statement on Schedule TO originally filed by Ampco-Pittsburgh, on May 31, 2022 (the “Original Schedule TO”) and amended on June 29, 2022 and July 18, 2022 (the “Schedule TO”). The complete terms of the Offer to Exercise were set forth in the Schedule TO and related exhibits filed with the Securities and Exchange Commission (the “SEC”). Copies of the Schedule TO, the prospectus and other related materials are available on the SEC’s website, at www.sec.gov. This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities.

About Ampco-Pittsburgh Corporation

Ampco-Pittsburgh Corporation manufactures and sells highly engineered, high-performance specialty metal products and customized equipment utilized by industry throughout the world. Through its operating subsidiary, Union Electric Steel Corporation, it is a leading producer of forged and cast rolls for the global steel and aluminum industries. It also manufactures open-die forged products that are sold principally to customers in the steel distribution market, oil and gas industry, and the aluminum and plastic extrusion industries. The Corporation is also a producer of air and liquid processing equipment, primarily custom-engineered finned tube heat exchange coils, large custom air handling systems and centrifugal pumps. It operates manufacturing facilities in the United States, England, Sweden, and Slovenia and participates in three operating joint ventures located in China. It has sales offices in North America, Asia, Europe, and the Middle East. Corporate headquarters is located in Carnegie, Pennsylvania.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a safe harbor for forward-looking statements made by us or on behalf of the Corporation. This press release may include, but is not limited to, statements about the Corporation’s ability to complete the Offer; operating performance, trends and events that the Corporation expects or anticipates will occur in the future, statements about sales and production levels, restructurings, the impact from global pandemics (including COVID-19), profitability and anticipated expenses, inflation, the global supply chain, future proceeds from the exercise of outstanding warrants, and cash outflows. All statements in this document other than statements of historical fact are statements that are, or could be, deemed “forward-looking statements” within the meaning of the Act and words such as “may,” “will,” “intend,” “believe,” “expect,” “anticipate,” “estimate,” “project,” “forecast” and other terms of similar meaning that indicate future events and trends are also generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, are not guarantees of future performance or expectations, and involve risks and uncertainties. For the Corporation, these risks and uncertainties include, but are not limited to cyclical demand for products and economic downturns; excess global capacity in the steel industry; fluctuations of the value of the U.S. dollar relative to other currencies; increases in commodity prices, reductions in electricity and natural gas supply or shortages of key production materials; limitations in availability of capital to fund our operations and strategic plan; inability to maintain adequate liquidity in order to meet our operating cash flow requirements, repay maturing debt and meet other financial obligations; inability to obtain necessary capital or financing on satisfactory terms in order to acquire capital expenditures that may be required to support our growth strategy; inoperability of certain equipment on which we rely; liability of our subsidiaries for claims alleging personal injury from exposure to asbestos-containing components historically used in certain products of our subsidiaries; changes in the existing regulatory environment; inability to successfully restructure our operations; consequences of global pandemics (including COVID-19); work stoppage or another industrial action on the part of any of our unions; inability to satisfy the continued listing requirements of the New York Stock Exchange or the NYSE American Exchange; potential attacks on information technology infrastructure and other cyber-based business disruptions; failure to maintain an effective system of internal controls; disruptions caused by hostilities, including any disruptions caused by the hostilities in Ukraine; and those discussed more fully elsewhere in this report and in documents filed with the Securities and Exchange Commission by the Corporation, particularly in Item 1A, Risk Factors, in Part I of the Corporation’s latest Annual Report on Form 10-K, and Part II of the latest Quarterly Report on Form 10-Q. The Corporation cannot guarantee any future results, levels of activity, performance or achievements. In addition, there may be events in the future that the Corporation may not be able to predict accurately or control which may cause actual results to differ materially from expectations expressed or implied by forward-looking statements. Except as required by applicable law, the Corporation assumes no obligation, and disclaims any obligation, to update forward-looking statements whether as a result of new information, events or otherwise.